Via EDGAR

December 1, 2014

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Ms. Tiffany Piland Posil
Special Counsel
Ms. Tina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

RE:	NeoPhotonics Corporation
Schedule TO-I
Filed November 18, 2014
SEC Staff Comment Letter dated November 25, 2014
File No. 005-86596

Ladies and Gentlemen:

On behalf of NeoPhotonics Corporation (the “Company”), we are responding to Comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 25, 2014 with respect to the Company’s Schedule TO filed with the Commission on November 18, 2014 (the “Comments”). In conjunction with the Comments, the Company is filing via EDGAR, for review by the Staff, Amendment No. 1 to the above-referenced Schedule TO (the “Amendment No. 1”).

Set forth below is the heading and text of each of the Staff’s comments numbered 1 through 5, as set forth in the Comments, followed by the Company’s response thereto. Capitalized terms used herein but not otherwise defined herein have the respective meanings ascribed to them in Company’s amended Offer to Reprice Eligible Options and Stock Appreciation Rights, filed as Exhibit (a)(1)(A) to Amendment No. 1 (the “Repricing Offer”), reflecting, as appropriate, amendments and supplements to the Offer to Reprice Eligible Options and Stock Appreciation Rights, originally filed as Exhibit (a)(1)(A) to the Company’s Schedule TO filed with the Commission on November 18, 2014. Please find enclosed three copies of Amendment No. 1.

Offer to Reprice Eligible Options and Stock Appreciation Rights

General

1.	It appears that you are relying upon the global exemptive order issued by the Commission on March 21, 2001. Please advise us whether all of the options and stock appreciation rights subject to the exchange offer were issued under an employee benefit plan as defined in Securities Act Rule 405. In doing so, please specifically address whether an “employee benefit plan” may continue to meet the definition contained in Rule 405 to the extent plan beneficiaries include persons performing services under contract, such as consultants.

Response to Comment 1:

The Company respectfully advises the Staff that it is relying upon the March 21, 2001 exemptive order regarding Issuer Exchange Offers Conducted for Compensatory Purposes (the “Exemptive Order”). The Company believes that the conditions set forth in the global Exemptive Order have all been satisfied, including that all of the stock options and stock appreciation rights subject to the exchange offer were issued under an employee benefit plan as defined in Securities Act Rule 405.

The Exemptive Order specifies that Rules 13e-4(f)(8)(i) and (ii) will not apply to issuer tender offers that satisfy the following conditions (the conditions are set forth in bold and the Company’s compliance with such conditions is detailed beneath such conditions):

The subject securities include options and stock appreciation rights.

The subject securities eligible for exchange in the offer are options to purchase common stock of the Company and stock appreciation rights, entitling the holder upon exercise to receive cash in an amount equal to the amount by which the Company’s common stock has appreciated in value since the award date.

The exchange offer is conducted for compensatory purposes.

The purpose behind the offer is compensatory in nature, as is stated in Question & Answer 2 and Section 2 on pages vii and 4, respectively, of the Repricing Offer, by providing eligible employees and consultants of the Company with the opportunity to exchange stock options and stock appreciation rights that are “underwater” (that is, that have an exercise price that is greater than the current fair market value of the underlying stock). As a result, this meets the compensatory purpose of the Company by offering a way for optionees to restore the retention and incentive benefits of their Company equity awards.

As a result of the above, the Company believes that the offer is being conducted for compensatory purposes.

The issuer is eligible to use Form S-8, the options and stock appreciation rights subject to the offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered in the offer are issued under such an employee benefit plan.

The Company is eligible to use Form S-8.

All options subject to the offer were validly issued under the Company’s 2010 Equity Incentive Plan, as amended, the 2004 Stock Option Plan, as amended, or the 2011 Inducement Award Plan. All stock appreciation rights subject to the offer were validly issued under the Company’s 2007 Stock Appreciation Grants Plan. The Company will not issue any new stock options or new stock appreciation rights in connection with the offer under such plans. For any tendered option or tendered stock appreciation right which is accepted by the Company in the offer, the Company will reduce the exercise price of such option or such stock appreciation right and amend the terms to include a new vesting schedule on both vested and unvested shares underlying the award. Each of the Plans is an employee benefit plan as defined in Rule 405 under the Securities Act, which specifically permits the grant of equity awards to consultants who meet certain conditions. The definition of “employee benefit plan” contained in Rule 405 of the Securities Act of 1933, as amended, is as follows:

“The term employee benefit plan means any written purchase, savings, option, bonus, appreciation, profit sharing, thrift, incentive, pension or similar plan or written compensation contract solely for employees, directors, general partners, trustees (where the registrant is a business trust), officers, or consultants or advisors. However, consultants or advisors may participate in an employee benefit plan only if:

1.	They are natural persons;

2.	They provide bona fide services to the registrant; and

3.	The services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the registrant’s securities.”

The Company respectfully advises and confirms to the Staff that to the extent consultants are eligible to receive equity awards pursuant to the Company’s Plans, such consultants are natural persons that provide bona fide services to the Company. Such services are not in connection with the offer or sale of the Company’s securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s securities.

The issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer.

The Company believes it has provided such disclosure in the Offer to Reprice Eligible Options and Stock Appreciation Rights.

As a result, the Company believes that the offer conforms to the conditions applicable for reliance on the global Exemptive Order.

Section 4. Withdrawal Rights, page 9

2.	Please revise here and in the Summary Term Sheet to disclose the date certain after which a security holder may withdraw securities if not yet accepted for payment. Refer to Exchange Act Rule 13e-4(f)(2)(ii).

Response to Comment 2:

In response to the Staff’s comment, the Company has revised on pages i, xiii, 7 and 8 of the Repricing Offer to disclose that unless the Company has accepted Eligible Options or Eligible SARs pursuant to the Repricing Offer, a security holder may withdraw any tendered Eligible Options or Eligible SARs after 9:00 p.m. U.S. Pacific Time on Friday, January 16, 2015.

Section 6. Conditions of the Repricing Offer, page 11

3.	All conditions must be clearly described such that eligible holders understand what will allow you to terminate the Offer. In that regard, please quantify the “substantial decline or increase” in your stock price that would trigger condition (i).

Response to Comment 3:

In response to the Staff’s comment, the Company has revised page 10 of the Repricing Offer by replacing the reference to “a substantial decline or increase in our stock price” with “a decrease of greater than 33% of the market price of our common stock from the price of $3.27 (the closing price per share of our common stock on October 29, 2014, the date that our board of directors approved the Repricing Offer)” in condition (i).

Section 13. Extension of the Repricing Offer; Termination; Amendment, page 20

4.	We note your disclosure that you will provide notice of any extension of the Repricing Offer “no later than 9:00 a.m. U.S. Pacific Time on the next business day following the previously scheduled expiration date of the Repricing Offer.” Please revise to disclose that notice of any extension will be issued no later than 9:00 a.m. Eastern time, as required by Exchange Act Rule 14e-1(d).

Response to Comment 4:

In response to the Staff’s comment, the Company has revised pages xii and 16 of the Repricing Offer to disclose that notice of any extension will be issued “no later than 9:00 a.m. U.S. Eastern Time”.

Section 16. Miscellaneous, page 22

5.	You state that the Offer is not being made to, nor will tenders be accepted from, eligible holders residing in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of that jurisdiction. Please provide your analysis as to how limiting participation in this manner is consistent with Exchange Act Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

Response to Comment 5:

In response to the Staff’s comment, the Company has revised page 16 of the Repricing Offer to delete the reference to our ability to reject tenders from jurisdictions in which acceptance of the offer would not be in compliance with the laws of that jurisdiction.

* * * * *

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 232-9200 with any questions or further comments regarding the Company’s responses to the Staff’s Comments.

Yours very sincerely,

NEOPHOTONICS CORPORATION

/s/ Timothy S. Jenks

Timothy S. Jenks

President, Chief Executive Officer and Chairman of the Board of Directors